January 26, 2006
Via EDGAR transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	FortuNet, Inc. Registration Statement on Form S-1 (File No. 333-128391)
Dear Sir or Madam:
     In connection with the above captioned offering and in accordance with Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that between January 5, 2006 and the date hereof the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 5, 2006:

1,100	sent to prospective underwriters;
1,025	sent to institutional investors;
475	sent to individuals; and
23	accessed via the internet.
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, the underwriters, hereby join with FortuNet, Inc. in requesting that the above captioned Registration Statement become effective at 4:00 p.m. (Eastern Standard Time) on January 30, 2006, or as soon thereafter as practicable.
     The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of Common Stock by FortuNet, Inc. specified in the above captioned Registration Statement.
     This letter shall also confirm that the underwriters of the above captioned offering have complied with and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, W.R. Hambrecht + Co., LLC
By:	/s/ Doug Cameron
Doug Cameron
Managing Director